Exhibit (a)(5)(C)

Email Template to Holders of Shares and Shares represented by ADSs

Dear [_________],

Re: Class B Shares and American Depository Shares of QIWI Plc - CUSIP: 74735M108

This email is regarding your Class B ordinary shares (Shares) or American Depository Shares representing Shares (ADSs) of QIWI plc. Please note there is a third-party voluntary cash tender offer for the Shares and ADSs expiring on December 22, 2022 at a purchase price of $2.00 per Share or Share represented by ADSs. If you wish to participate, please contact your broker.

The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands, and Sergey Solonin with the United States Securities and Exchange Commission on November 25, 2022, as amended or supplemented from time to time. Holders of Shares or Shares represented by ADSs are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of Shares and Shares represented by ADSs should consider before making any decision regarding tendering their Shares and Shares represented by ADSs. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, will be made available to all holders of Shares at no expense to them. The tender offer materials will be made available for free at the SEC’s website at www.sec.gov.

For More Information

For assistance or to ask any questions, please email Alliance Advisors, the Information Agent, at qiwi@allianceadvisors.com or call at 877-587-1963 between the hours of 9am and 5pm, Monday through Friday.

This e-mail shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation, or sale would be unlawful.

How to Tender Shares to the Offer

If your Shares or ADSs are held in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares or ADSs. It is likely that the nominee will establish an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf.

To prevent any more emails, please contact us at the above details, and we will remove you from any future communications.

Kind Regards

Alliance Advisors

Information Agent